UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EQUAL ENERGY LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29390Q109

(CUSIP Number)

William C. Hazelrig
c/o Montclair Energy, LLC
3940 Montclair Road, Suite 500
Birmingham, AL 35213
(205) 803-0034

and

Frederick G. Wedell
c/o Montclair Energy, LLC
3940 Montclair Road, Suite 500
Birmingham, AL 35213
(205) 803-0034

Copies to:

Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, New York 10022 (212) 588-5540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
W & M Investments

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Alabama

7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	6,666

9.	Sole Dispositive Power	0

10.	Shared Dispositive Power	6,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0.02%[1]

14.	Type of Reporting Person (See Instructions)	PN

1 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
W & H Investments

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Alabama

7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	1,400

9.	Sole Dispositive Power	0

10.	Shared Dispositive Power	1,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0.004%[2]

14.	Type of Reporting Person (See Instructions)	PN

2 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
William C. Hazelrig, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States of America

7.	Sole Voting Power	839,900
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	60,200[3]

9.	Sole Dispositive Power	839,900

10.	Shared Dispositive Power	60,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	900,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	2.5%[4]

14.	Type of Reporting Person (See Instructions)	IN

3 Includes 1,400 common shares held directly by W & H Investments, 50,800 common shares held directly by Virginia Hazelrig and 8,000 common shares held directly by Elizabeth Hazelrig, which are separately reported on pages 3, 9 and 10, respectively, of this Schedule.

4 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
Frederick G. Wedell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States of America

7.	Sole Voting Power	684,741
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	8,066[5]

9.	Sole Dispositive Power	684,741

10.	Shared Dispositive Power	8,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	692,807

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	1.9%[6]

14.	Type of Reporting Person (See Instructions)	IN

5 Includes 6,666 common shares held directly by W & M Investments and 1,400 common shares held directly by W & H Investments, which are separately reported on pages 2 and 3, respectively, of this Schedule.

6 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
Lynn Hazelrig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States of America

7.	Sole Voting Power	111,674
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	0

9.	Sole Dispositive Power	111,674

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	111,674

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0.3%[7]

14.	Type of Reporting Person (See Instructions)	IN

7 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
Kathryn Hazelrig Brinkley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States of America

7.	Sole Voting Power	3,333
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	0

9.	Sole Dispositive Power	3,333

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0.009%[8]

14.	Type of Reporting Person (See Instructions)	IN

8 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
William C. Hazelrig, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States of America

7.	Sole Voting Power	16,600
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	0

9.	Sole Dispositive Power	16,600

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	16,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0.05%[9]

14.	Type of Reporting Person (See Instructions)	IN

9 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
Virginia Hazelrig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States of America

7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	50,800

9.	Sole Dispositive Power	0

10.	Shared Dispositive Power	50,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	50,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0.1%[10]

14.	Type of Reporting Person (See Instructions)	IN

10 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons.
Elizabeth Hazelrig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States of America

7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	8,000

9.	Sole Dispositive Power	0

10.	Shared Dispositive Power	8,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	0.02%[11]

14.	Type of Reporting Person (See Instructions)	IN

11 Based upon 35,755,244 common shares outstanding as of August 5, 2013, as disclosed by Equal Energy Ltd. in its quarterly statement on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

INTRODUCTION

This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed jointly on May 6, 2013, as amended by Amendment No. 1 thereto filed on August 15, 2013 and Amendment No. 2 thereto filed on September 9, 2013 (as amended, the “Schedule”), by (a) W & M Investments (b) W & H Investments, (c) Frederick G. Wedell, (d) William C. Hazelrig, Sr. (e) Lynn Hazelrig, (f) Kathryn Hazelrig Brinkley, (g) William C. Hazelrig, Jr., (h) Virginia Hazelrig, and (i) Elizabeth Hazelrig (collectively, the “Reporting Persons”), with respect to the common shares, without par value (the “Shares”), of Equal Energy Ltd., an Alberta corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 of the Schedule is amended by adding the following paragraph immediately following the third paragraph thereof.

On September 20, 2013, Messrs. Hazelrig, Sr. and Wedell caused Montclair Energy, LLC to enter into a Letter Agreement (the “Letter Agreement”) with the Issuer that supplements and amends the Confidentiality Agreement. The Letter Agreement provides, among other things, that the Issuer will undertake to update the information contained in the Issuer’s data room and clarifies that, subject to certain terms and conditions, Montclair Energy, LLC may disclose due diligence information that it obtains from the Issuer to any third-party considering providing Montclair Energy, LLC with financing for a potential acquisition of the Issuer. As described in more detail in Item 6 of this Statement, the Letter Agreement also extends for a period of two months after the date of the Letter Agreement certain prohibitions on the activities of the Reporting Persons that were originally set forth in the Confidentiality Agreement.

Item 5.	Purpose of Transaction

Items 5(a) and 5(b) of the Schedule are amended and restated in their entirety as follows:

The beneficial ownership of each Reporting Person described in this Item 5 includes the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares. However, declarations of beneficial ownership herein are being made solely for the purposes of the federal securities laws of the United States.

(i) As of the date hereof, W & M Investments is the owner of and has shared beneficial ownership of an aggregate of 6,666 Shares, or approximately 0.02% of the issued and outstanding Shares.

(ii) As of the date hereof, Eric McClain, as a general partner of W & M Investments, may be deemed to have shared beneficial ownership of all of the Shares set forth in paragraph (i) above, or approximately 0.02% of the issued and outstanding Shares.

(iii) As of the date hereof, W & H Investments is the owner of and has shared beneficial ownership of an aggregate of 1,400 Shares, or approximately 0.004% of the issued and outstanding Shares.

(iv) As of the date hereof, The Hazelrig Companies, as a general partner of W & H Investments, may be deemed to have shared beneficial ownership of all of the Shares set forth in paragraph (iii) above, or approximately 0.004% of the issued and outstanding Shares.

(v) As of the date hereof, Wedell Farms, Inc., as a general partner of W & H Investments, may be deemed to have shared beneficial ownership of all of the Shares set forth in paragraph (iii) above, or approximately 0.004% of the issued and outstanding Shares.

(vi) As of the date hereof, Lynn Hazelrig is the owner of and has sole beneficial ownership of an aggregate of 111,674 Shares, or approximately 0.31% of the issued and outstanding Shares.

(vii) As of the date hereof, Kathryn Hazelrig Brinkley is the owner of and has sole beneficial ownership of an aggregate of 3,333 Shares, or approximately 0.009% of the issued and outstanding Shares.

(viii) As of the date hereof, William Cobb Hazelrig, Jr. is the owner of and has sole beneficial ownership of an aggregate of 16,600 Shares, or approximately 0.05% of the issued and outstanding Shares.

(ix) As of the date hereof, Virginia Hazelrig is the owner of and has shared beneficial ownership of an aggregate of 50,800 Shares, or approximately 0.14% of the issued and outstanding Shares.

(x) As of the date hereof, Elizabeth Hazelrig is the owner of and has shared beneficial ownership of an aggregate of 8,000 Shares, or approximately 0.02% of the issued and outstanding Shares.

(xi) As of the date hereof, William C. Hazelrig, Sr. is the owner of and has sole beneficial ownership of an aggregate of 839,900 Shares. Mr. Hazelrig, Sr. may also be deemed to have shared beneficial ownership of (A) all of the Shares set forth in paragraph (iii) above by virtue of his relationship to W & H Investments (as disclosed in Item 2) and (B) all of the Shares set forth in paragraphs (ix) and (x) above by virtue of his relationship to Virginia Hazelrig and Elizabeth Hazelrig, respectively (as disclosed in Item 6). In the aggregate, Mr. Hazelrig, Sr. may be deemed to directly or indirectly beneficially own 900,100 Shares, representing 2.5% of the outstanding Shares.

(xii) As of the date hereof, Frederick G. Wedell is the owner of and has sole beneficial ownership of 684,741 Shares. Mr. Wedell may be deemed to have shared beneficial ownership of (A) all of the Shares set forth in paragraph (i) above by virtue of his relationship to W & M Investments (as disclosed in Item 2) and (B) all of the Shares set forth in paragraph (iii) above by virtue of his relationship to W & H Investments (as disclosed in Item 2). In the aggregate, Mr. Wedell may be deemed to directly or indirectly beneficially own 692,807 Shares, representing 1.9% of the outstanding Shares.

(xiii) Each of the Reporting Persons may be deemed to be a member of a “group” for purposes of Rule 13d-5, and as a result the group may be deemed to be the beneficial owner of the 1,723,114 Shares of the Reporting Persons described in paragraphs (i) through (xii) above, representing 4.8% of the outstanding Shares.

Item 5(c) of the Schedule is hereby amended and supplemented by adding the following information:

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were sales of Shares effected in the open market, and the table excludes commissions paid in per Share prices.

Name of Reporting Person	Date of Transaction	Number of Shares Purchased or Sold	Price Per Share

William C. Hazelrig, Sr.	September 13, 2013	4,100 Sold	$4.65

William C. Hazelrig, Sr.	September 13, 2013	40,000 Sold	$4.62

William C. Hazelrig, Sr.	September 13, 2013	20,000 Sold	$4.61

William C. Hazelrig, Sr.	September 13, 2013	10,000 Sold	$4.63

Item 5(e) of the Schedule is amended and restated in its entirety as follows:

On September 13, 2013, following the sale of the Shares set forth in Item 5(c) above, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the total issued and outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is amended by adding the following paragraph immediately following the last paragraph thereof.

Pursuant to the terms of the Letter Agreement, the Reporting Persons are prohibited for a period of two months after the date of the Letter Agreement from (i) acquiring, agreeing to acquire or making any proposal or offer to acquire any securities of the Issuer or any assets of the Issuer and its direct and indirect subsidiaries, (ii) proposing or offering to enter into any merger or business combination involving the Issuer, (iii) purchasing or soliciting proxies with respect to any voting securities of the Issuer and (iv) otherwise seeking to control or to influence the management, board of directors or policies of the Issuer, in each case without the consent of the board of directors of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule is amended by filing a new Exhibit 8.

Exhibit No.	Exhibit Name

8.	Letter Agreement between Montclair Energy, LLC and Equal Energy Ltd., dated September 19, 2013 and agreed to by Montclair Energy, LLC on September 20, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013

W & H INVESTMENTS

By:	The Hazelrig Companies, Inc.,
Its General Partner

By:	/s/ William C. Hazelrig, Sr.
Name: William C. Hazelrig, Sr.
Title: President

W & M INVESTMENTS

By:	Frederick G. Wedell,
Its General Partner

/s/ Frederick G. Wedell

WILLIAM C. HAZELRIG, SR.

/s/ William C. Hazelrig, Sr.

FREDERICK G. WEDELL

/s/ Frederick G. Wedell

LYNN HAZELRIG

By:	William C. Hazelrig, Sr., attorney-in-fact for Lynn Hazelrig

/s/ William C. Hazelrig, Sr.

KATHRYN HAZELRIG BRINKLEY

By:	William C. Hazelrig, Sr., attorney-in-fact for Kathryn Hazelrig Brinkley

/s/ William C. Hazelrig, Sr.

WILLIAM C. HAZELRIG, JR.

By:	William C. Hazelrig, Sr., attorney-in-fact for William C. Hazelrig, Jr.

/s/ William C. Hazelrig, Sr.

VIRGINIA HAZELRIG

By:	William C. Hazelrig, Sr., attorney-in-fact for Virginia Hazelrig

/s/ William C. Hazelrig, Sr.

ELIZABETH HAZELRIG

By:	William C. Hazelrig, Sr., attorney-in-fact for Elizabeth Hazelrig

/s/ William C. Hazelrig, Sr.